Exhibit 1

For immediate release

CanWest MediaWorks Income Fund Unitholders Vote in Favour of Special Resolution Approving Privatization

Toronto, Ontario July 4, 2007 – CanWest Global Communications Corp. and CanWest MediaWorks Income Fund (the “Fund”) announced today that the Fund’s unitholders voted in favour of the special resolution approving the privatization of the Fund. At a special meeting of the Fund’s unitholders held on July 4 2007, the privatization was approved by 99.06% of the votes cast by the Fund’s unitholders of record on May 31, 2007 in accordance with the Fund’s declaration of trust and by 99.05% of the votes cast by the Fund’s unitholders (other than CanWest Global Communications Corp. and its related parties) in accordance with applicable securities laws.

Completion of the privatization remains subject to the satisfaction or waiver of certain conditions specified in the privatization agreement dated May 25, 2007 between CanWest MediaWorks Inc., CWMW Trust, CanWest MediaWorks (Canada) Inc., CanWest MediaWorks Limited Partnership, and the Fund. The Fund anticipates that the privatization will be completed on or about July 10, 2007 and that all of the Fund’s units will be redeemed on or about July 12, 2007.

As previously announced on June 19, 2007, the Fund’s Board of Trustees has approved a cash distribution of $0.0771 per unit for the month of June 2007 to unitholders of record as of the close of business on June 29, 2007. This distribution will be paid on July 12, 2007 if all of the conditions to completion of the privatization of the Fund are satisfied or waived and the privatization is implemented as currently anticipated. If the privatization is not completed by July 12, 2007, then the distribution will be paid on July 13, 2007.

Forward Looking Statements

This news release contains certain comments or “forward-looking statements” relating to the privatization of the Fund, including statements regarding the terms and conditions of the proposed transaction and the currently expected closing and redemption dates that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. Factors that could cause actual events to vary from current expectations include, the risks that parties will not proceed with a transaction and that the transaction will not be successfully completed for any reason (including the failure to obtain the required financing). CanWest Global Communications Corp. and the Fund disclaim any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

About CanWest MediaWorks Income Fund and CanWest Global Communications Corp.

CanWest MediaWorks Income Fund (TSX: CWM.UN; www.cwmincomefund.com) is an unincorporated, open-ended trust that holds an approximate 26% equity interest in CanWest MediaWorks Limited Partnership, which is the largest publisher of newspapers in Canada, as measured by paid circulation, readership and revenue.

CanWest MediaWorks Limited Partnership is 74% owned by CanWest MediaWorks Inc., a wholly owned subsidiary of CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A), and Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Turkey, the United States and the United Kingdom.

Contact:

Doug Lamb, Executive Vice President and CFO

CanWest MediaWorks Limited Partnership

416-383-2325

dlamb@canwest.com